SECURITIES AND EXCHANGE COMMISSION

      Washington, D.C. 20549

      Form 6-K

       Report of Foreign Issuer

       Pursuant to Rule 13a-16 or 15d-16 of
           the Securities Exchange Act of 1934

          for the period ended 29 April 2010

           BP p.l.c.
                 (Translation of registrant's name into English)

                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)

     Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
                         ---------------               ----------------

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
     Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
                         ---------------               ----------------

press release

April 29, 2010

BP MC252 GULF OF MEXICO RESPONSE CONTINUES

TO ESCALATE ON AND BELOW SURFACE

BP, operating with the U.S. Coast Guard and other agencies, yesterday conducted a controlled burn on parts of an offshore oil spill in the Gulf of Mexico as it continues to escalate its response plan following the sinking of the Transocean drilling rig Deepwater Horizon and subsequent release from the Mississippi Canyon 252 well.

"We are attacking this spill on all fronts, bringing into play all and any resources and advanced technologies we believe can help," said Tony Hayward, BP Group Chief Executive. "Our action plan is safety-focused, multi-layered and has the full resources of the BP Group behind it."

"The scale of the surface response is truly unprecedented, both for BP and for the oil industry," Hayward added. "At the seabed, we are applying all the resources available to us and also developing and adapting advanced technology to address this complex problem."

On the surface, BP continues to aggressively move forward with its oil spill plan. BP launched its comprehensive, pre-approved oil spill response plan following the April 22 sinking of the Transocean Deepwater Horizon 130 miles south-east of New Orleans.

Improved weather for vessels and aircraft is aiding in the dispersion of the sheen that comprises the vast majority of the spill and is enabling skimming vessels to operate far offshore and aircraft to fly multiple dispersant sorties. Weathering and dispersion tactics are breaking down the oil into a frothy emulsion. Fire boom has also been deployed to contain and burn heavier pockets of oil. The latest response numbers are:

•    More than 100,000 feet of boom (barrier) has been assigned to contain the spill. An additional 286,760 feet is available and 320,460 feet has been ordered.

•    To date, the oil spill response team has recovered 16,311 barrels (685,062 gallons) of an oil-water mix.  Vessels are in place and continuing recovery operations.

•    69 response vessels are being used including skimmers, tugs, barges and recovery vessels.

•    76,104 gallons of dispersant have been deployed and an additional 89,746 gallons are available.

BP is working closely with Gulf Coast state environmental officials to implement an extensive shoreline protection plan. This includes deployment of more than 100,000 feet of boom over the last two days to minimize impact to sensitive areas in the Mississippi River Delta area. Staging areas are also in place and ready to protect sensitive shorelines.  These areas include: Biloxi, Miss., Pensacola, Fla. Venice, La., Pascagoula, Miss., and Theodore, Ala.

BP, as operator of the MC252 lease, continues to work around-the-clock on Transocean's subsea equipment. Remotely-operated vehicles are monitoring the well and riser. Monitoring has detected an additional leak on the riser closer to the well. ROVs also continue to methodically work through procedures aimed at subsea activation of the blow-out preventer on the MC252 well.

In parallel with these offshore efforts, advanced engineering design and fabrication of a subsea oil collection system has started onshore. This will be the first time this proven shallow water technology has been adapted for the deepwater. It is expected to be ready for deployment within the next four weeks.

BP also today began preparations to drill a relief well into the MC252 exploration well following the arrival on site of the Transocean Development Driller III.  Drilling plans have been approved by the U.S. Minerals Management Service. A second drilling ship, Transocean's Discoverer Enterprise, is also on its way to the site with plans being developed for a second relief well should it be necessary.

Preliminary estimates indicate that current efforts to contain the spill and secure the well are costing the MC252 owners about $6 million per day. This figure is expected to rise as activity increases.  BP has a 65 percent interest in MC252.

Press enquiries:

U.S. Coast Guard Joint Information Center 985-902-5231

BP Press Office London +44 20 7496 4076

www.deepwaterhorizonresponse.com

- ENDS -

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      SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 29 April 2010

/s/ D. J. PEARL
..............................
D. J. PEARL
Deputy Company Secretary